AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NAPSTER, INC.

ARTICLE I

The name of the corporation is Napster, Inc. (the “Corporation”).

ARTICLE II

The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, State of Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

ARTICLE IV

The total number of shares of all classes that the Corporation shall have authority to issue is 1,000 shares of common stock, with a par value of $0.001 per share.

ARTICLE V

A. To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

C. Neither any amendment nor repeal of this Article V, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this Article V shall eliminate or reduce the effect of this Article V, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article V, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE VI

This Corporation reserves the right to adopt, amend, alter, supplement, rescind or repeal in any respect any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute or applicable law, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE VII

The Board of Directors may from time to time adopt, amend, alter, supplement, rescind or repeal any or all of the Bylaws of this Corporation without any action on the part of the stockholders; provided, however, that the stockholders may adopt, amend or repeal any Bylaw adopted by the Board of Directors, and no amendment or supplement to the Bylaws adopted by the Board of Directors shall vary or conflict with any amendment or supplement adopted by the stockholders.

ARTICLE VIII

The number of directors of this Corporation shall be set from time to time by resolution of the Board of Directors, subject to the requirements set forth herein.

ARTICLE IX

Elections of directors need not be by written ballot unless the Bylaws of this Corporation shall so provide.

ARTICLE X

Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws may provide. The books of this Corporation may be kept (subject to any statutory requirements) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this Corporation.